Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

						Nine Months
						Ended
	Fiscal Years Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

Ratio of Earnings to Fixed Charges	*	*	*	2.0	2.7	2.2	3.7

*	The earnings for the years ended December 31, 2002 through 2000 were inadequate to cover total fixed charges. The coverage deficiencies for the years ended December 31, 2002 through 2000 were (in thousands): $63,192, $6,665,780 and $3,082,114, respectively.
      In computing the ratio of earnings to fixed charges, earnings have been based on income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense on operating leases attributable to interest.